CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Drinks Americas Holdings, Ltd

We consent to the use of our report dated August 10, 2006 - except for the method of accounting for the acquisition of Rheingold disclosed in notes 3 and 8; the method of determining the valuation of beneficial conversion features of convertible promissory notes issued as well as the valuation of warrants issued to purchase common stock disclosed in note 9(f); and the valuation of 1,096,296 shares of common stock issued for services; the valuation of warrants issued in February 2006 disclosed in note 11; and the valuation of stock and warrants issued as disclosed in note 16; the explanation and quantification of the restatements disclosed in Note 17; the explanation as to the amendment of Form 10-KSB disclosed in Note 18; and the related effect of these changes to the consolidated statements of operations and cash flows, weighted average number of shares and earnings per share for the year ended April 30, 2006, and the effect to assets, liabilities and the stockholders' deficiency section of the balance sheet as of April 30, 2006, for which the date is March 14, 2007, and the related restated consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended April 30, 2006 and 2005, in the form SB-2 dated April 20, 2007 of Drinks Americas Holdings, Ltd.

/s/ Bernstein & Pinchuk LLC

New York, New York
April 20, 2007